March 15, 2012

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. ONeal-Johnson:

This letter responds to the comments on Post-Effective Amendment No. 51 to the Registrant’s registration statement on Form N-1A on behalf of the Henderson All Asset Fund filed on EDGAR on October 3, 2011 that were provided to me by telephone on November 16, 2011 by the Securities and Exchange Commission (the “Commission”).

1.            SEC Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for the Fund, please explain the fee waiver and if such waiver allows for recoupments.

Response:  See response to Question 3 below for an explanation of the fee waiver.  The waiver does not allow for recoupments.

2.            SEC Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for the Fund, the last sentence of footnote (c) states that “The Fund’s adviser may discontinue the fee waiver or expense reimbursement in the Expense Limitation Agreement at any time after its expiration date.”  Please remove this sentence.

Response:  The Registrant will make the change as requested.

3.            SEC Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Fund, please complete the Acquired Fund Fees and Expenses.

Response:  The expense table will read as follows:

Annual fund operating expenses (expenses that you payeach year as a percentage of the value of your investment)	Class A	Class C	Class I
	Shares	Shares	Shares
Management Fees	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses (b)	0.60%	0.60%	0.60%
Acquired Fund Fees and Expenses (c)	0.80%	0.80%	0.80%
Total Annual Fund Operating Expenses	2.05%	2.80%	1.80%
Fee Waiver and/or Expense Reimbursement (d)	-0.40%	-0.40%	-0.40%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.65%	2.40%	1.40%

(a)	A CDSC of up to 1% may be imposed on certain redemptions of Class C shares within 12 months of purchase
(b)	Other Expenses are based on estimated amounts since the Fund has not yet commenced operations.
(c)
Acquired Fund Fees and Expenses are based on the most recent publicly available financial statements for a model portfolio of investment companies holdings.  Fees and expenses of foreign investment companies may be calculated in a manner that differs from U.S. investment companies.

(d)
With respect to investments in affiliate Underlying Funds, the Fund’s adviser has contractually agreed to reduce or waive the Fund’s management fee to limit the combined management fees paid to the adviser for those assets to the greater of 1.00% or the affiliate Underlying Fund’s management fee.  In addition, the Fund’s adviser has contractually agreed to waive its management fee and, if necessary, to reimburse other operating expenses (excluding Acquired Fund Fees and Expenses) in order to limit total annual ordinary operating expenses, less distribution and service fees, to 0.60% of the Fund’s average daily net assets.  The Fund’s Expense Limitation Agreement shall terminate upon the earlier of the termination of the Advisory Agreement or July 31, 2015.

4.            SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, the disclosure states that the Fund will invest in a broad range of both traditional asset classes (such as equity and fixed income investments) and alternative asset classes (such as real estate, commodities, currencies, private equity and absolute return strategies).

Please confirm if the Fund will invest in commodities and real estate.  If the Fund invests in commodities and/or real estate, please revise investment restriction (v) and (vi) in the Fund’s Statement of Additional Information (the “SAI”) to conform to the types of investments.

In addition, please disclose the maturity and quality of the fixed income investments in the Prospectus.

Response:  The Registrant confirms that the Fund will not invest directly in commodities and real estate; however, it intends to do so through investments in other investment companies.

The Fund has no limit on the maturity range of its fixed income investments.  The Registrant will add the following disclosure to the Prospectus: “The Fund may invest across the maturity range of fixed income securities and expects to invest in investment-grade fixed income securities.”

5.            SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, the Fund discloses that it will invest in derivatives and the Fund has a corresponding principal investment risk for derivatives.  Please revise the disclosure for the Fund to specify which type of derivative instrument the Fund may invest in and the corresponding risk for each such derivative instrument.

Response:  The following disclosure will be included in the Prospectus regarding derivatives:

  The Fund’s investment exposure either through direct investment or through the underlying funds primarily includes the following types of securities and other financial instruments.

- Derivatives, including futures, options, and swaps, to attempt to manage or hedge risk or to gain exposure to certain securities markets or asset classes, or to enhance return. The Fund may use derivatives, including options, futures, and swaps, to attempt to manage or hedge risk of the Fund or underlying funds, to gain exposure to certain securities markets or asset classes, or to enhance return. The Fund may invest in exchange-traded or over-the-counter derivatives.

• Derivatives Risk. Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. The use of derivatives may also increase the amount of taxes payable by shareholders.

6.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Fund, the Fund may seek exposure to the asset classes described below by investing in other investment companies or investment pools, by investing directly in securities and other investments or through the use of derivatives. Such investment companies and investment pools might include, for example, other open-end or closed-end investment companies (including investment companies that concentrate their investments in one or more industries or economic or market sectors), exchange-traded funds (“ETFs”, which are open-end investment companies whose shares may be bought or sold by investors in transactions on major stock exchanges), and unit investment trusts, and domestic or foreign private investment pools (including investment companies not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), such as “hedge funds”) or indexes of investment pools.

Please confirm if the Fund will invest in commodity pools and/or hedge funds.  If the Fund does invest in commodity pools and/or hedge funds, please disclose in footnote to fee table unless the investment is included in the disclosed Acquired Fund Fees and Expenses.  If the Fund intends to control a commodity pool and/or a hedge fund, please confirm in the response to the Commission.

In addition, please confirm to the Commission the valuation methodology to be used by the Board of Trustees of the Fund to value such instruments.

Response:  The Fund may invest in commodity pools and/or hedge funds and such investments will be included in the disclosed Acquired Fund Fees and Expenses.  The Fund does not intend to control a commodity pool and/or a hedge fund. The Fund intends to invest primarily in daily priced hedge funds but may invest in liquid, non-daily valued funds to the extent permitted by the 1940 Act and practical.

7.            SEC Comment:  Please confirm that this Fund is a “fund-of-funds” and will comply with Section 12 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Registrant confirms that the Fund is a “fund-of-funds”.  The Registrant has obtained an exemptive order that allows the Fund to invest in affiliated and unaffiliated investment companies in excess of the limits under the 1940 Act, subject to the conditions of the order.

8.            SEC Comment:  In the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund, the disclosure includes the following risks - Emerging Markets Risk, High Yield Securities Risk, Over-the-Counter Risk, Mortgage-related and Other Asset-Backed Securities Risks, Infrastructure Investment Risk, Private Placements and Restricted Securities Risks and Repurchase Agreements Risk.  Please include corresponding disclosure in the principal investment strategy section with respect to each principal risk.

Response:  The Registrant will make the change as requested.

9.            SEC Comment:  In the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund, the disclosure includes a High Yield Securities Risk.  Please include disclosure stating that high yield securities are including lower-quality securities or “junk bonds”.

Response:  The Registrant will make the change as requested.

10.          SEC Comment:  In the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Fund, the disclosure includes a Leverage Risk.  Please confirm that the Fund will not borrow.  If there is borrowing, please include interest in the expense table.

Response:  The Fund may borrow to the extent permissible under the 1940 Act.  In the event there is borrowing, interest will be included in the expense table.

11.          SEC Comment:  In the section entitled “Fund Summary-Management” of the Prospectus for the Fund, please include the inception date in the portfolio manager descriptions.

Response:  The Registrant will make the change as requested.

12.          SEC Comment:  In the section entitled “Fund Summary-Purchases and Sales of Fund Shares” of the Prospectus for the Fund, please confirm that the Fund has no subsequent investment requirements.

Response:  The Registrant confirms that the Fund has no subsequent investment requirements.

13.          SEC Comment:  In the section entitled “Additional Information about Investment Strategies and Risks” of the Prospectus for the Fund, please consider including the Fund’s investment objective and a description of the Fund’s principal investment strategies as required by Item 9(a) and Item 9(b) of Form N-1A.

Response:  The Fund has provided a complete description of its investment objective and its principal investment strategies in its summary section.  Page 18 of the adopting release for the amendments to Form N-1A states that “[i]nformation included in the summary section need not repeated elsewhere in the prospectus.” The Registrant currently includes the following disclosure as the first sentence of the introductory paragraph under the section “Additional Information about Investment Strategies and Risks of the Fund and Underlying Funds-Investment Strategies” to the Prospectus for the Fund:

“Please see the section entitled “Principal Investment Strategies” in the “Fund Summary” above for a complete discussion of the Fund’s principal investment strategies.”

14.          SEC Comment:  In the section entitled “Changes in Policies and Additional Information-Changes in Policies” of the Prospectus for the Fund, the disclosure states that “The Fund’s Board may change the Fund’s investment objective, investment strategies and other policies without shareholder approval, except as otherwise indicated.”  Please provide the exceptions.

Response:  Please see “Investment Restrictions” starting on Page 24 of the SAI for the fundamental policies of the Fund that may not be changed without shareholder approval.

15.           SEC Comment:  In the section entitled “Management of the Fund-Investment Adviser” of the Prospectus for the Fund, please confirm that the investment advisory fee will be average daily net assets and not average managed net assets.  In addition, please ensure that this disclosure is consistent with the disclosure in the section “Fund Summary-Fees and Expenses of the Fund” table.

Response:  The Fund pays the Adviser a monthly fee at an annual rate of 0.40% of the Fund’s average daily net assets. The disclosure will be consistent with the section “Fund Summary-Fees and Expenses of the Fund” table.

16.          SEC Comment:  In the section entitled “Description of Share Classes-Applicable Sales Charge-Class A Shares” of the Prospectus for the Fund, footnote*** discloses that “Brokers that initiate and are responsible for purchases of $1 million or more may receive a sales commission of up to 1.00% of the offering price of Class A shares. Please note if a client or financial intermediary is unable to provide account verification on purchases receiving million dollar breakpoints due to rights of accumulation, sales commissions will be forfeited. Purchases eligible for sales charge waivers as described under “Sales Charge Waivers – Class A Shares” are not eligible for sales commissions on purchases of $1 million or more.”

Please include this contingent deferred sales charge in the “Summary-Fees and Expenses Table” as permitted by Instruction 1(b) of Item 3 of Form N-1A.

Response:  This sales commission is not paid by the Fund and, therefore, we do not believe it is appropriate to treat it as a contingent deferred sales charge.

17.          SEC Comment:  In the section “Investment Restrictions” in the Statement of Additional Information for the Fund, investment restriction (vi) states “The Fund may not purchase physical commodities or contracts relating to physical commodities, although the Fund may invest in commodities futures contracts and options thereon to the extent permitted by the Prospectus and this SAI.”  Please revise the restriction to remove the references to “physical.”

Response:  The Registrant will make this change as requested.

18.          SEC Comment:  In the section “Management of the Fund-Trustees and Officers” in the Statement of Additional Information for the Fund, please confirm that the other directorships held by each Trustee meets the requirements of Item 17 of Form N-1A.

Response:  The Registrant has included all other directorships held by the Trustees, not just those that meet the requirements of Item 17 of Form N-1A.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a response being made on behalf of Henderson Global Funds (“Registrant”) to comments you provided by phone on November 16, 2011 with respect to Post-Effective Amendment No. 51 to the Registrant’s registration statement on Form N-1A (the “Amendment”) filed on EDGAR on October 3, 2011, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;
•	the effectiveness of the Amendment will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert the effectiveness of the Amendment as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on November 16, 2011.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough